V I R G I N I A:

                     IN THE CIRCUIT COURT OF FAIRFAX COUNTY

 GERALD E. BATTIST                                         )
 1588 North Village Road                                   )
 Reston, Virginia  22094,                                  )
                                                           )
                          Plaintiff,                       )
                                                           )
         v.                                                )
                                                           )  Chancery No. C144115
 FUISZ TECHNOLOGIES, LTD.,                                 )
                                                           )
 Serve:  Edward R. Parker, Esq.                            )
         Registered Agent                                  )
         5511 Staples Mill Road                            )
         Richmond, Virginia  23228,                        )
                                                           )
 and                                                       )
                                                           )
 RICHARD FUISZ                                             )
 9320 Cornwell Farm Road                                   )
 Great Falls, Virginia  22066,                             )
                                                           )
                          Defendants.                      )
                                                           )

                               BILL OF COMPLAINT

         Plaintiff, Gerald E. Battist, brings this bill of complaint for specific performance, declaratory and injunctive relief, breach of stock option and employment agreements, conversion, and defamation against Defendants, Fuisz Technologies, Ltd., and Richard Fuisz, and states the following in support thereof:

                                  THE PARTIES

         1. Plaintiff, Gerald E. Battist ("Battist"), is a resident of Fairfax County, Virginia. Until recently, he was a director, corporate secretary, and employee of Fuisz Technologies, Ltd.

         2. Defendant Fuisz Technologies Ltd. ("FTL" or the "Company") is a Delaware corporation with its headquarters and principal place of business in Fairfax County, Virginia.

         3. Defendant Richard Fuisz ("Fuisz") is a resident of Fairfax County, Virginia. He is the Chief Executive Officer and controlling shareholder of FTL.

                                     FACTS

         4. Battist is a successful business manager and patent attorney with over 30 years experience in developing businesses and in developing and managing businesses' patent and technology portfolios.

         5. In 1991, while still employed by Eastman Kodak Company as Director of Licensing and Technology, Battist met Fuisz as part of negotiations between Eastman Kodak and FTL for licensing of a developmental colloidal dispersion technology. Fuisz was impressed by Battist's knowledge and negotiating skills. When Battist was able to obtain an enhanced early retirement package from Eastman Kodak, Fuisz and Battist discussed the possibility of Battist joining FTL. Fuisz asked Battist to meet with him at the Twenty-One Club in New York City to negotiate Battist's employment by FTL.

         6. On or about November 25, 1991, at the Twenty-One Club, Fuisz, acting on behalf of FTL, and Battist signed an agreement, called a term sheet, a true copy of which is attached as Exhibit A. Although Battist had originally intended the term sheet to provide the outline for a later, more detailed agreement, Fuisz insisted that the term sheet was sufficient to serve as the





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agreement.  Battist agreed.  The term sheet memorialized the terms of an employment agreement between Battist and FTL (the "1991 Employment Agreement") whereby Battist was hired as FTL's Senior Vice President and General Counsel, starting December 2, 1991. Among other things, the agreement granted Battist vested options to purchase 10,000 shares of FTL's common stock (as constituted on April 1, 1991) at a price of $5.34, and options that were to vest on a pro rata monthly basis over a period of forty-eight months, beginning January 1, 1992, to purchase an additional 35,000 shares of FTL's common stock (as constituted on January 1, 1992). The agreement also granted Battist six weeks paid vacation each calendar year, with the right to accumulate unused vacation to be taken (or be compensated for) in later years. Thereafter, the parties performed under that agreement for nearly three years. No other written employment agreement was entered into by Battist and FTL until October 1994.

         7. During the approximately next four years following Battist's employment by FTL, Battist contributed significant efforts and expertise to help FTL build an extensive proprietary technology portfolio and several core technology platforms that FTL was able to use to transform itself from a struggling, new technology company with a history of losses, cash problems, and no successful products, into one of the most promising technology companies to offer its stock publicly in recent years. For example, FTL has a patented technology now licensed to several major pharmaceutical companies that eliminates the need to swallow pills when one takes them. In a recent Baron's article, FTL stock was touted as one of the most promising new technology company offerings.





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         8.      On January 1, 1992, FTL granted Battist a stock option to
purchase an aggregate of 45,000 shares of FTL common stock at $5.34 per share. A true copy of this stock option is attached at Exhibit B and incorporated by reference.

         9. On or about March 1, 1992, FTL granted Battist a stock option to purchase an aggregate of 30,000 shares of FTL common stock at $5.68 per share. A true copy of this stock option is attached as Exhibit C and incorporated by reference.

         10. On or about November 4, 1993, FTL granted Battist a stock option to purchase an aggregate of 30,000 shares of FTL common stock at $8.80 per share. A true copy of this stock option is attached as Exhibit D and incorporated by reference.

         11. On January 19, 1994, FTL granted Battist a stock option to purchase an aggregate of 30,000 shares of FTL's common stock at $10.66 per share. A true copy of this stock option is attached as Exhibit E and incorporated by reference.

         12. On August 10, 1994, FTL granted Battist a stock option to purchase an aggregate of 7,000 shares of FTL's common stock at $10.66 per share. A true copy of this stock option is attached as Exhibit F and incorporated by reference.

         13. On October 19, 1994, FTL entered into an employment agreement with Battist, a true copy of which is attached as Exhibit G and incorporated by reference (the "1994 Employment Agreement"). FTL did so in part because Battist was critical to FTL's efforts to solve cash flow problems through a merger or a public offering of its stock. The 1994 Employment Agreement was for the period October 19, 1994, to October 18, 1997, with Battist to serve as Executive Vice President and General Counsel. The 1994 Employment Agreement provided, inter alia, that it would terminate at the election of FTL for cause, immediately upon written notice of





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termination, or without cause, upon not less than 90 days' prior written notice of termination. The 1994 Employment Agreement narrowly and specifically defined cause to mean essentially (1) a willful (bad faith) and continued failure by Battist to substantially perform his duties after a written demand for substantial performance was delivered by FTL to Battist, (2) guilt of an act or acts of dishonesty constituting a felony, or (3) violation of the 1994 Employment Agreement, or any other confidentiality, nondisclosure, assignment of invention, or similar agreement.

         14. The 1994 Employment Agreement also provided what the effect of termination was, depending upon whether termination was "for Cause," "without Cause," or at the election of the employee with "Good Reason". A "Cause" termination eliminated Battist's right to severance pay following termination through October 1997 and other rights and benefits that were available under termination such as "without Cause" or with "Good Reason". The Employment Agreement defined Good Reason to include, without limitation, "any purported termination of the Employee's employment which is not effected pursuant to a notice of termination satisfying the requirements of Sections 4.1 through 4.5 and Section 9 [sic] [actually intended to be Section 8]." Compensation and benefits accrued before severance were to be paid to Battist regardless of the reason for termination.

         15. The 1994 Employment Agreement further was intended to modify and did modify certain provisions of the stock options granted to Battist in 1992 through 1994. The 1994 Employment Agreement narrowed the definition of "cause" that appeared in the stock option grants, removed determination of cause from FTL's discretion, accelerated vesting and exercisability of the options, and extended the period for purchase of shares under the options for their entire term as if Battist continued to be employed by FTL through the option term. These





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changes were made by FTL, after consultation with its outside counsel, as an additional inducement to Battist's efforts to help FTL solve its cash flow problems and become successful.

         16. On October 19, 1994, FTL's Board of Directors met and voted to authorize FTL to proceed with an Initial Public Offering ("IPO") of FTL's stock in the $15-$20 million range. The FTL Board also voted to expand the total number of shares available under its 1994 Employee Stock Option Plan, its 1994 Directors Stock Option Plan, its 1994 Stock Incentive Plan, and its 1991 Stock Option Plan. Further the Board approved the following resolution (the "October 19, 1994, Resolution") by a unanimous vote:

                 Resolved:   The period for exercise of vested non-statutory
                 Stock Options under the 1991 Stock Option Plan and the
                 1994 Stock Incentive Plan, including all awards issued under the respective Plans, shall extend for all events and purposes to the Expiration Date under such respective plan and such period for exercise of such vested options shall not be shortened as a result of the Optionee ceasing to be employed by the Company or the lack of a continuous relationship with the Company.

         17. The October 19, 1994, Resolution, unanimously adopted by FTL's board, had been requested by Battist to ensure that, if he left FTL's employ for any reason, he would still have the same right and same period to exercise the stock options as if his employ continued. The resolution was intended to and did further modify the stock options granted by FTL to Battist from 1991 through 1994 to eliminate any divestiture despite leaving employment with FTL for any reason. The resolution was made as a further inducement by FTL's Board to Battist to ensure his most strenuous and skillful efforts during a time crucial to FTL's success. The resolution was intended to and did induce reliance by Battist, who often labored for 14 or more hours a day,





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without taking all of the vacation time to which he was entitled, and used all his skills and contacts to ensure FTL's success.

         18. Thereafter, while still pursuing an IPO of its stock, FTL explored the possibility of its acquisition by larger companies in the pharmaceutical industry. During exploration of FTL's potential acquisition by Johnson & Johnson, Inc., Fuisz and Battist learned that Johnson & Johnson did not have an interest in continuing to employ Fuisz if it acquired FTL but was very interested in continuing to employ Battist, given his key role in developing some of FTL's technology that, in effect, constituted FTL's "crown jewels." This appeared to bother FTL's founder and controlling shareholder, Fuisz, who has a sensitive ego and an obsession concerning control. Also, Fuisz apparently began to realize that, as the then controlling stockholder, he would see the value of his holdings diluted considerably by Battist's exercise of his stock options.

         19. On or about October 18, 1995, FTL's Board unanimously adopted a resolution to grant Battist an option to purchase 30,000 shares of FTL common stock at the then current valuation, which was determined to be $22.00 a share on the presplit basis. FTL's Board also voted a two-for-one split in its common stock in the form of a stock dividend. This caused all the options granted to Battist to be exercisable for twice the number of shares and at one-half the price indicated on the options originally.

         20. Negotiations with Johnson & Johnson concerning FTL's acquisition broke down, largely because of Fuisz. However, it was determined that a licensing agreement with Johnson & Johnson would be extremely advantageous to a successful initial public offering of FTL stock. Fuisz negotiated the terms of the license, and Battist and Fuisz then worked with Johnson & Johnson to complete a written document based on the agreed terms.





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         21.     However, just after Battist's help in completing the key
licensing agreement with Johnson & Johnson, and with FTL's future success now virtually assured, Fuisz sent Battist a letter purporting to terminate Battist's employment with FTL. A true copy of the faxed letter received by Battist, dated November 5, 1995, is attached as Exhibit H and incorporated by reference. The letter came as a complete surprise to Battist, especially given his substantial contributions in making FTL a successful company. The letter indicated that FTL (i.e., Fuisz) was recommending to its Board that a committee be established to determine whether cause existed for Battist's termination. The letter barred Battist from entering FTL's premises. The letter gave a point of contact for Battist to arrange to pick up his personal belongings. The letter did not conform to the notice or termination requirements of the 1994 Employment Agreement.

         22. Thereafter, Battist repeatedly made requests for return of personal belongings from his office. These belongings had considerable professional and emotional value to Battist, and some reflected years of work that could not be duplicated. FTL and Fuisz failed and refused to return many of Battist's belongings despite these repeated requests. Other of Battist's belongings were only returned after a prolonged and unwarranted delay. Upon information and belief, Fuisz had Battist's personal belongings held out of vindictiveness and in an effort to harass Battist.

         23. By letter dated January 3, 1996, a true copy of which is attached as Exhibit I and incorporated by reference, FTL advised Battist that it had recently completed its IPO of 2,750,000 shares of common stock. The letter to Battist further stated:

                          Prior to the offering, in October 1995 the Company
                 elected a two-for-one stock split of its Common Stock in the form of a stock dividend. As a result of the stock dividend, your options to purchase common stock of the Company are now exercisable for twice the number of shares and at one-half the exercise price shown in your option agreement.





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         24.     On about January 22, 1996, Battist sent a letter to FTL
exercising a portion of his options to purchase FTL common stock by delivery of a letter and check for $10,000 to FTL. A true copy of the letter is attached as Exhibit J and incorporated by reference. This entitled Battist to 1,600 shares of FTL common stock at $2.67 a share. ($3.58 per share was required for withholding taxes.)

         25. On or about January 23, 1996, Battist sent a letter to FTL exercising a portion of his options to purchase FTL common stock by delivery of a letter. A true copy of the letter is attached as Exhibit K and incorporated by reference.

         26. Fuisz retained for FTL a law firm, Crowell & Moring, that was already representing him personally in litigation, and with whom he had personal ties, to make an investigation of whether cause existed for Battist's termination. Fuisz had a personal interest in seeing a determination made that Battist's termination was for "cause", both because of the animosity that he developed toward Battist as a result of the Johnson & Johnson negotiations, and because, by cheating Battist out of his options, Fuisz stood to enrich the value of his own stock holdings by several million dollars. The law firm had an ethical conflict in purporting to do the investigation and advise FTL on the "cause" issue because of the personal interest of Fuisz, whom the firm simultaneously was representing individually, and because the cause allegations came primarily from Fuisz himself. Upon information and belief, neither the law firm nor Fuisz disclosed the conflict to FTL's Board.

         27. The law firm made a sham investigation that did not even afford Battist any reasonable opportunity to respond. Not surprisingly, given its personal ties to Fuisz and its sham investigation, the law firm concluded that cause existed for Battist's termination.





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         28.     Upon information and belief, the law firm's report of its
purported "investigation" was not furnished to FTL's Board, nor did the Board meet and deliberate to consider if cause existed for Battist's termination.

         29. By letter dated March 11, 1996, which was not personally delivered to Battist or mailed by certified mail, Patrick Scrivens, FTL's Assistant Secretary, indicated that the FTL Board, having been advised by counsel (i.e., Fuisz's counsel), concluded that Battist's purported November 5, 1995, termination was for cause within the meaning of his Employment Agreement and Stock Option Agreements. A true copy of the letter is attached as Exhibit L and incorporated herein by reference. Upon information and belief, what the letter stated was not true, the Board having only authorized Fuisz to negotiate a termination deal with Battist. The letter also returned the check Battist had sent to FTL on about January 22, 1996, to exercise some of his stock options. The letter took the position that the "cause" determination, which was announced in mid-March 1996, was, in effect, retroactive to November 5, 1995, and acted to divest Battist of his stock options retroactively. This was inconsistent with FTL having paid Battist after November 5, 1995, through February 1, 1996.

         30. In fact, "cause" did not exist for termination of Battist's employment with FTL. Moreover, the March 11, 1996, letter did not conform to the requirements of the 1994 Employment Agreement and was ineffective.

         31. By letter dated and sent April 11, 1996, a true copy of which is attached as Exhibit M and incorporated by reference, Battist requested that 200,000 shares of FTL vested in him under the January 1, 1992, March 1, 1993, November 4, 1993, January 19, 1994, and August 10, 1994, stock option agreements be exercised and sold in an offering that FTL had proposed and





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filed with the Securities and Exchange Commission ("SEC") on or about April 3,
1996. The offering was primarily of shares of FTL principal and selling stockholders. If Battist's options remained extant, FTL was legally obligated to include Battist's 200,000 shares as part of the offering.

                                    COUNT I
               (Specific Performance - Sale of Stock - Battist's
        January 22, 1996, and January 23, 1996, Exercise of Stock Options)

         32. The allegations of paragraphs 1 through 31 are repeated and incorporated by reference.

         33. The stock option agreements, as modified by the 1994 Employment Agreement and October 19, 1994, Board Resolution, constituted a contractual or other promissory obligation that ran from FTL to Battist whereby FTL was obligated to sell to Battist 127,417 shares of FTL common stock, the options for which had vested in Battist, at an average price of $7.34 a share on a presplit basis.

         34. Battist satisfied all conditions to the exercise of his rights and was entitled on about January 22, 1996, and January 23, 1996, to transfer of 1,600 shares and 16,615.36 shares of FTL common stock to him respectively, and on or about April 11, 1996, to have 200,000 shares offered on his behalf in the April 3, 1996, public offering.

         35. FTL's refusals to transfer the FTL stock to Battist and to offer the other FTL stock in the April public offering are breaches of FTL's obligations and are without legal excuse.

         36. Battist has no adequate remedy at law and will suffer irreparable harm without specific performance because, among other things, (a) recovery of money damages from FTL for its breach of its option obligations would cause tax consequences to Battist that are far more





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adverse than his obtaining the stock to which he is entitled,(b) Battist would not be able to have the same ownership interest in a unique corporation without specific performance, and (c) Battist would not be able to market the 200,000 shares through a same-day purchase and sale in a public offering without specific performance.

         37. Under the circumstances, Battist is entitled to specific performance of FTL's obligations to transfer and offer the shares of FTL common stock to him pursuant to his options.

         38. Under the 1994 Employment Agreement, Battist is also entitled to his attorneys' fees and expenses in enforcing these rights.

         WHEREFORE, Battist prays that this Court grant him specific performance; order FTL to transfer to him forthwith the shares of FTL stock that were the subject of the January 22, 1996, and January 23, 1996, option exercises; order FTL to offer the 200,000 shares on Battist's behalf through the April 3, 1996, public offering; enter judgment in his favor against FTL for his attorneys' fees and expenses; award him his costs; and grant such further relief as is just and proper.

                                    COUNT II
                       (Negative Specific Performance and
                   Declaratory Judgment - Continuing Validity
                        of Battist's Remaining Options)

         39. The allegations of paragraphs 1-31 are repeated and incorporated by reference.

         40. The stock options, as modified by the 1994 Employment Agreement and the October 19, 1994, FTL Board resolution, constituted a contractual and other promissory obligation that ran from FTL to Battist whereby FTL is obligated to sell to Battist, at his option,





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shares of FTL common stock at the prices indicated in the options for the periods indicated in the options, as modified.

         41. FTL's March 11, 1996, letter to Battist takes the position that Battist no longer has rights under the options, and FTL otherwise has refused to recognize Battist's option rights.

         42. In fact, under the circumstances, Battist's option rights are still extant, and Battist is entitled to exercise them in the future, at his election.

         43. A present, justiciable controversy exists between Battist and FTL concerning the continuing validity and enforceability of Battist's stock option rights.

         44. Battist has no adequate remedy at law and will suffer irreparable harm without declaratory relief that the options are still extant and enforceable and an injunction prohibiting FTL from taking any actions in derogation of Battist's stock option rights. This is because (a) recovery of money damages from FTL for its anticipatory breach of its option obligations would cause tax consequences to Battist that are far more adverse than his keeping the option rights and timing his exercises of options, and (b) Battist would not be able to have the same opportunity to acquire the same ownership interests in a unique corporation without availability of the options.

         45. Under the circumstances, Battist is entitled to a declaration that his stock option rights remain extant and enforceable and an injunction prohibiting FTL from taking any actions in derogation of his rights.

         46. Under the 1994 Employment Agreement, Battist is also entitled to his attorneys' fees and expenses in enforcing these rights.

         WHEREFORE, Battist prays that this Court declare that his rights under the stock options remain extant and enforceable, enjoin FTL from taking any actions in derogation of Battist's rights





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under the stock options, enter judgment in his favor against FTL for his attorneys' fees and expenses, award him his costs, and grant such further relief as is just and proper.

                                   COUNT III
               (Breach of Contract/Promissory Estoppel - Damages
                           Stock Options, As Modified)

         47. The allegations of paragraphs 1 to 31 are repeated and incorporated by reference.

         48.     This Count III is pled in the alternative to Counts I and II.

         49. The stock option agreements, as modified by the 1994 Employment Agreement and October 19, 1994, Board Resolution, constituted a contractual or other promissory obligation that ran from FTL to Battist whereby FTL was obligated to sell Battist shares of FTL stock in the numbers and at the prices indicated following the termination of Battist's employment by FTL.

         50. Battist has satisfied all conditions for various of the option rights to vest in him.

         51. FTL has breached its contractual and other promissory obligations by refusing to sell Battist stock pursuant to the options when he attempted to exercise options as to some stock in January 1996. FTL anticipatorily breached its obligations as to the remaining options when it sent the March 11, 1996, letter and otherwise took the position that Battist's options were no longer extant and enforceable. FTL's breaches are without legal excuse.

         52. FTL's breaches of these contractual and other promissory obligations have directly caused Battist damages in the amount by which the value of the stock exceeds the option price, which amount is believed to exceed $11,428,880.00.

         53. Under the 1994 Employment Agreement, Battist is also entitled to his attorneys' fees and expenses in enforcing these rights.





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         WHEREFORE, in the alternative to Counts I and II, Battist prays that this Court enter a judgment against FTL in his favor in the amount of $11,428,800.00, plus interest and his attorneys' fees and expenses, grant him his costs, and grant him such further relief as is just and proper.

                                    COUNT IV
                     (Breach of 1991 Employment Agreement)

         54. The allegations of paragraphs 1 to 31 are repeated and incorporated by reference.

         55. Under the 1991 Employment Agreement, Battist had six weeks paid vacation each calendar year, with the right to accumulate or be compensated for unused vacation in later years.

         56. Battist performed his obligations under the 1991 Employment Agreement. Battist accumulated 11 weeks of unused vacation while performing under the 1991 Employment Agreement. This entitled him to $47,070.84.

         57. FTL has failed and refused to pay Battist for his accumulated days of unused vacation without any legal excuse.

         58. FTL's failure and refusal to pay Battist for his accumulated days of unused vacation constitute a breach of contract.

         59. FTL's breach of contract has directly caused Battist damages in an amount of $47,070.84.

         WHEREFORE, Battist prays that this Court award him a judgment against FTL in the amount of $47,070.84, plus interest, award him his costs, and grant such further relief as is just and proper.





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                                    COUNT V
                           (Breach of 1994 Employment
            Agreement - Post-Termination Severance Pay and Benefits)

         60. The allegations of paragraphs 1 to 31 are repeated and incorporated by reference.

         61. Under paragraph 5.3 of the 1994 Employment Agreement, Battist was entitled upon termination "without Cause" or termination at his election with "Good Reason", to certain benefits, including without limitation, the following: severance pay through October 18, 1997, as calculated under Paragraph 5.3(a), and life, disability, accident, and health insurance benefits for a 12-month period after the date of termination.

         62. Battist's termination was not effected consistently with the 1994 Employment Agreement and was "without Cause" or alternatively for "Good Reason". FTL has breached the 1994 Employment Agreement by its manner of terminating Battist and by failing and refusing to provide Battist the benefits to which he is entitled.

         63. FTL's breaches of the 1994 Employment Agreement are without legal justification. In fact, no cause existed for Battist's termination. Alternatively, the bizarre termination procedure FTL used -- a termination letter that did not specify cause but indicated cause would be investigated, a sham investigation, and a later purported determination of cause with retroactive effect -- violated the 1994 Employment Agreement and its notice provisions and converted the termination into one for Good Reason.

         64. FTL's breaches of the 1994 Employment Agreement have directly caused Battist damages in the amount of approximately $615,122.00.

         65. Under the 1994 Employment Agreement, Battist is also entitled to attorneys' fees and expenses in enforcing his rights.





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         WHEREFORE, Battist prays that this Court enter a judgment in his favor against FTL in the amount of $615,122.00, plus interest and attorneys' fees and expenses, award Battist his costs, and grant such further relief as is just and proper.

                                    COUNT VI
             (Breach of 1994 Employment Agreement - Pretermination)

         66. The allegations of paragraphs 1 to 29 are repeated and incorporated by reference.

         67.     This Count VI is pled in the alternative to Count V.

         68. Even if cause existed for termination of the 1994 Employment Agreement, this did not divest Battist of pay and benefits accrued and payable to him under paragraph 5.1 of the agreement.

         69. In fact, pursuant to paragraph 5.1, even if Battist was properly terminated for cause, he was due $17,116.00 for 4 weeks accrued vacation and $80,000.00 for accrued bonuses.

         70. FTL has breached the 1994 Employment Agreement by refusing and failing to pay the vacation and bonuses accrued by Battist on the date of his termination. FTL's breach is without legal excuse.

         71. FTL's breach has directly caused Battist damages in an amount of $97,116.00.

         72. Under the 1994 Employment Agreement, Battist is also entitled to his attorneys' fees and expenses in enforcing these rights.

         WHEREFORE, in the alternative to Count V, Battist prays that this Court enter a judgment in his favor against FTL for $97,116.00, plus interest and his attorneys' fees and expenses, grant him his costs, and grant him such further relief as is just and proper.





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                                   COUNT VII
                               (Conversion - FTL)

         73. The allegations of paragraphs 1 to 31 are repeated and incorporated by reference.

         74. FTL deprived Battist of possession his personal property, including without limitation, professional papers detailing concepts and techniques he developed over many years and that cannot be replaced, pictures, personal cards, telephone lists, business cards, and other items of both professional and personal value.

         75. FTL's denial to Battist of the possession of his personal property was wrongful.

         76. Under the circumstances, FTL's conduct constitutes conversion of Battist's property.

         77. FTL's conversion of Battist's property was done out of ill will, spite, and malice.

         78. FTL's conversion of Battist's property has caused Battist emotional distress and damages, the amounts of which cannot be determined yet with certainty, but that are believed to exceed $200,000.00.

         WHEREFORE, Battist prays that this Court enter a judgment in his favor against FTL in the amount of $200,000.00 in compensatory damages, plus interest, and $350,000 in punitive damages; award him his costs; and grant such further relief as is just and proper.

                                   COUNT VIII
                               (Conversion-Fuisz)

         79. The allegations of paragraphs 1 to 31 and 74 to 78 are repeated and incorporated by reference.

         80. Upon information and belief, Fuisz caused Battist's personal property to be converted.





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         81.     Upon information and belief, Fuisz acted out of spite, ill will, and malice in causing the conversion of Battist' s property.

         WHEREFORE, Battist prays that this Court enter a judgment in his favor against Fuisz in the amount of $200,000.00 in compensatory damages, plus interest, and $350,000 in punitive damages; award him his costs; and grant him such further relief as is just and proper.

                                    COUNT IX
                               (Defamation-Fuisz)

         82. The allegations of paragraphs 1 to 31 are repeated and incorporated by reference.

         83. On information and belief, on about March, 1996, Fuisz, acting as president of FTL, told Adrian Gerber, Patrick Scrivens, H. Kirk Merritt, S. Rao Cherukuri, Gerry L. Myers, Andrew J. Bruns, Michael Myers, John R. Fuisz, Antone J. Lazos, Donald E. O'Neill, John Pappajohn, and Frederick C. Schreuder, among others, that "Battist had been terminated for cause as defined under his employment agreement," or words to that effect. Cause under the employment agreement essentially means guilt of a felony involving dishonesty, willful (meaning not in good faith) and continued failure to substantially perform duties, or violation of the Employment Agreement or similar agreements related to Battist's employment.

         84. Fuisz's statements were untrue in that, in fact, cause did not exist under Battist's employment agreement for Battist's termination. Fuisz in fact knew his statements were untrue and made them maliciously and deliberately, knowing of their falsity, or alternatively, made the statements with reckless or negligent disregard of their truth or falsity.

         85. Fuisz's statements were defamatory per se. In the alternative, they were defamatory under the circumstances because, in the context, they imputed to Battist dishonesty, lack of good faith, and incompetence or unfitness to perform in his chosen profession.

         86. Upon information and belief, Fuisz's defamatory statements have been republished and have caused damage to Battist's reputation. They have also caused him emotional distress. Fuisz's defamatory statements have proximately caused Battist damages that cannot yet be estimated with certainty but that are believed to exceed $1,000,000.00.

         THEREFORE, Battist prays that this Court enter a judgment in his favor against Fuisz in the amount of $1,000,000.00, in compensatory damages, plus interest, and $350,000.00 in punitive damages; award Battist his costs; and grant Battist such further relief as is just and proper.

                                    COUNT X
                                (Defamation-FTL)

         87. The allegations of paragraphs 1 to 31 and 82 to 86 are repeated and incorporated by reference.

         88. FTL is liable for the actions of Fuisz under the doctrine of respondeat superior.

         WHEREFORE, Battist prays that this Court enter a judgment in his favor against FTL in the amount of $1,000,000.00 in compensatory damages, plus interest, and $350,000.00 punitive damages; award Battist his costs; and grant such further relief as is just and proper.


                                                            GERALD E. BATTIST
                                                            By Counsel

HAZEL & THOMAS, P.C.



By       /s/ THOMAS R. FOLK
         ------------------------------
         Thomas R. Folk, VSB #18141
         Michael S. Dingman, VSB #30031
         Carla S. Blake, VSB #38499
         3110 Fairview Park Drive
         Suite 1400
         Falls Church, VA  22042
         (703) 641-4200

Dated:   April 26, 1996





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